UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of May, 2019
Commission File Number 001-38522

Realm Therapeutics plc
(Translation of registrant’s name into English)

267 Great Valley Parkway
Malvern, PA 19355
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May16, 2019, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) announced that the Company had reached agreement with ESSA Pharma Inc. (“ESSA”) (NASDAQ: EPIX; TSX-V: EPI) whereby the entire issued and outstanding share capital of Realm will be acquired by ESSA (the “Acquisition”). The Acquisition, which is subject to Realm shareholder approval, among other things, is intended to be implemented by means of a U.K. Court-sanctioned scheme of arrangement under Part 26 of the U.K. Companies Act 2006 and, assuming such sanction is granted following Realm shareholder approval, is expected to be completed by mid-2019.

The Exhibits to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibits

99.1	Press Release, dated May16, 2019
99.2	Implementation Agreement between Essa Pharma Inc. and Realm Therapeutics plc, dated May 15, 2019

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

May 16, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer